SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of December, 2011

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures: 'Director/PDMR Shareholding

30 December 2011

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

PARTNERSHIP SHARES

The share interests of the under-noted persons discharging managerial responsibility have increased following the monthly purchase of partnership shares by the Trustees, Computershare Trustees Limited, under the Aviva All Employee Share Ownership Plan.

The following transactions took place in London on 22 December 2011 and the Company was advised on 30 December 2011.

Notified in accordance with DTR 3.1.4 R(1)(a)
PDMR	Shares Awarded (25p Ord)	% of Issued Share Capital	Share Price
Alain Dromer	42	Negligible	298.3p
Amanda Mackenzie	42	Negligible	298.3p
Robin Spencer	42	Negligible	298.3p

If you have any queries concerning this announcement please contact Lyla Spencer, Group Legal and Secretarial (020 7662 8137).

Russell Tullo
Deputy Group Company Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date   30 December, 2011
AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary